Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

2 March 2005


05006292

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
01/03/2005	Second New Zealand Patent Granted for Norwood Immunology
28/2/2005	GEM A$20million Equity Facility Extended
28/2/2005	Half Yearly Results – Summary of Operations
28/2/2005	Half Yearly Results

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

3/14



NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

SECOND NEW ZEALAND PATENT GRANTED FOR NORWOOD IMMUNOLOGY

Key Points:

- ***Patent grants in New Zealand (patent number 525508)***
- ***Granted claims cover key aspects of the Immunology technology***

Norwood Abbey Ltd [ASX:NAL] ("Norwood") announces that a further patent relating to its immunology technology has been granted in New Zealand.

Norwood's immunology technology is based on the use of FDA approved GnRH analogue drugs to regenerate the thymus gland and enhance bone marrow function. This "re-boots" the body's immune system so it can produce new T cells, enabling patients to better respond to disease. GnRH analogue drugs include Lupron Depot® marketed by TAP Pharmaceutical Products, Inc, Norwood's US partner in the Immunology project.

The New Zealand Patent Office has granted Patent Number 525508 – "Treatment of T cell disorders" with 27 claims. The main claims relate to the use of compounds such as GnRH analogues with Bone Marrow (BM) or Haemopoietic Stem Cell (HSC) transplants. HSC are found in bone marrow and circulating in the blood of adults. These cells are precursors of the vital cells of the immune system, including T cells, B cells and dendritic cells.

The use of GnRH analogues with BM or HSC transplant is an important aspect of Norwood's immunology program and has potential application in the treatment of cancer, infectious diseases, immune dysfunctions (such as allergy and autoimmune disease), and transplant tolerance. In particular, the granted patent includes claims directed towards enhancing the immune response to combat infections such as AIDS-HIV by the use of genetically modifying T cells made resistant to HIV infection.

As recently announced, the US FDA has accepted TAP's IND application for a clinical study of the immunological effects of Lupron in patients undergoing autologous BM transplantation. This study follows on from Norwood's first clinical study in patients receiving a similar treatment; interim results of which were announced in December 2003.

The New Zealand patent is the second patent granted in this patent family, following the recent grant in South Africa. The patent derives from PCT Application number AU01/01291entitled "Treatment of T cell disorders" with a filing date of 15 October 2001 and a priority date of 13 October 2000.

The patent has been granted to Norwood Immunology Ltd, a subsidiary of Norwood Abbey Ltd, and further strengthens its intellectual property position in the immunology area.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

GEM A$20 MILLION EQUITY FACILITY EXTENDED

Key points:

- **Extension of A$20 million standby equity line**
- **Facility forms part of overall funding strategy**
- **To be drawn down entirely at Norwood's discretion**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has negotiated a three-year extension to the standby equity line of credit from Global Emerging Markets Inc.

It should be noted that the Norwood did not make any drawdown under the facility during the initial term. The extended facility entitles the Company to draw down up to A$20 million in new equity at any time during the next three years. The facility provides a funding support mechanism should the Company require it.

The terms of the facility are the same as originally established in April 2002 and can be reviewed in the News section on the Company's website at www.norwoodabbey.com.

For further information please contact:

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7323
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

HALF YEAR RESULTS – SUMMARY OF OPERATIONS

Highlights:

- **Board of Directors re-structured with three US-based appointments**
- **EyeCare infrastructure developed; sales/marketing program commences worldwide**
- **LAD paediatric hospital sales/marketing program continues**
- **Needle-free drug delivery product development progresses; chemical mulesing solution with Australian Wool Innovations Ltd (AWI) a priority**
- **Immunology receives US FDA acceptance of Investigational New Drug (IND) application for first US-based clinical trial, supported by consortium of leading cancer specialists, co-funded by the US National Cancer Institute and the National Institute of Allergy and Infectious Diseases**
- **Immunology shareholding valued at around $95 million representing over 50 cents per Norwood Abbey share**
- **Confirmation of expected profit and cash flow positive outcomes for Devices Division on a month-to-month basis by end calendar 2005; timing of expected sales revised**
- **Funding augmented by private placement of $2.5 million and CIBA Vision accepting shares in lieu of payment**

(Amounts are quoted in Australian dollars unless otherwise stated)

Board of Directors

Consistent with the increasing presence in the US and the investor support from the US, three appointments were made. They add considerable pharmaceutical and medical device experience to the Board.

- Elizabeth Wyatt – former Vice President, Corporate Licensing, Merck and Co
- Richard Zahn – former President, Schering Laboratories and former Corporate Vice President of Schering-Plough Corporation
- Ian Hunter – Professor, Massachusetts Institute of Technology (MIT) Boston

They replace Dr John Jefferis, who has retired and Mr Derek Ryan, who did not seek re-election at the AGM.

Immunology

Planning and preparation for the US-based clinical trials program has progressed in conjunction with US drug partner TAP Pharmaceutical Products, Inc. (TAP), the clinicians and the principal investigators. Development of protocols leading to relevant regulatory approvals has been the main aim.

With respect to a bone marrow transplantation (BMT) study, TAP received US FDA acceptance of Investigational New Drug (IND) application, heralding the commencement of the first US-based clinical trial. The trial is an autologous (self-derived) trial with TAP and principal investigator Dr. Richard Champlin, at M.D. Anderson Cancer Center in Houston, Texas, USA. A consortium of other leading clinicians and pre-eminent institutions in the field of cancer will also be involved, including both the Dana-Farber Cancer Institute and the University of Minnesota. This consortium is led by Dr. Lee Nadler, of the Dana-Farber Cancer Institute Harvard Medical School and is co-funded by the National Cancer Institute and the National Institute of Allergy and Infectious Diseases. A second US BMT trial in allogeneic (donor derived) BMT patients is scheduled to start after the autologous trial is initiated.

Norwood Immunology continues to pursue commercial licences for the rest of the world markets in immunology and related therapeutic areas. Norwood Immunology is also considering other commercial partnerships or technology licenses and potential mergers and acquisitions that offer a broadening of the technology base.

The Company is pleased to report that the market value of the Company's immunology shareholding is around $95 million representing over 50 cents per Norwood Abbey share, achieved on an investment base of around $10 million.

EyeCare

The focus during the half-year has been on establishing the necessary infrastructure to capitalise on this exciting product. The product has been presented at several leading shows, leading to substantial interest in distribution of the product. Distributors have been appointed in a number of regions in Europe and Asia and sales/marketing programs have commenced.

In the US, the recent appointment of a President of EyeCare, complemented by the expansion of the sales/marketing team, together with key-opinion leader studies soon to be published, provide a base for sales expansion in coming months.

Key reference accounts are being put in place in major territories to provide an important marketing tool. Several of these are now routinely using the Epi-LASIK system with excellent results. Among the key accounts already signed are arrangements with the US military, which has reported outstanding clinical results.

Norwood's primary and immediate objective is to complete the placement of the maximum number of Epi-LASIK Systems as soon as possible. The future revenues of the EyeCare Division will be driven by the single-use disposable separator, a high-margin product used in every procedure. The net effect of the complexity of establishing the necessary infrastructure has seen sales timing push out several months.

Product refinements and enhancements are currently being undertaken with a view to substantially reducing the cost of both the hardware and the disposable separator. The refinements are expected to come to market during the second half of calendar 2005.

Drug Delivery

LAD

The sales/marketing program to paediatric hospitals in the US is continuing. Key hospitals using the product are now being used as reference sites. Demonstration units have been placed into numerous hospitals and sales have begun to emerge as the lengthy trialling and administrative approval processes of these larger organisations complete. Device sales to date have not met expectations but market feedback has been very positive. The focus in coming months is on the larger commercial opportunities, rather than trying to cover all of the US, targeted at key paediatric hospitals and to convert an increasing proportion of demonstration sites to ongoing users. As with the EyeCare device, it is the single-use disposable product (the disposable tip in this case) that will generate the major part of sales revenue and profit contribution to Norwood.

Needle-free

The development program at MIT has made substantial progress. Under an agreement with Australian Wool Innovation Ltd. (AWI), work on a prototype device designed to form part of a solution to the procedure known as surgical mulesing in merino sheep is a priority.

It is planned that preliminary field testing of a basic device will take place during March-April 2005. Subject to successful testing and further development, Norwood expects to negotiate a commercial arrangement with AWI for use of the technology. Commercial discussions with respect to other potential veterinary applications have commenced.

The development work of the needle-free technology at MIT also seeks to deliver a prototype device suitable for human use, with an initial target of a laboratory model in late 2005.

Corporate & finance

The half-year has seen continued growth in investor support in the US. US-based institutional and high net worth investors now account for over 15% of the Company's issued shares. The Company has also established a strong supporting group of financial intermediaries. The commissioned Independent Research Reports from Crystal Research and Cohen Independent Research have played a key role in delivering this support.

Preparation for the proposed application for a full small-cap NASDAQ listing has continued. The Company is awaiting feedback from the US SEC (Securities and Exchange Commission) regarding certain aspects of the information requirements.

The Company is now firmly in the commercialisation phase, having completed major product development in LAD and entered the market with both EyeCare and LAD. During the period there has been significant investment at both an operational and Board level to enhance the quality and calibre of personnel required to drive the Company forward.

In support of the commercial focus of the Devices Division, the number of staff in a commercial role (e.g. sales, marketing, customer support, etc.) during the period is now more than seven times that for the same period in financial year 2004. Investment in the launch and ongoing sales and marketing of products in the Devices Division has increased by over 200% year upon year.

The majority of the investment has been in Norwood EyeCare. Since the purchase of the Epi-LASIK assets from Ciba Vision, Norwood has carried out a number of product enhancements and improvements which are now in the marketplace; this has improved the quality and performance of

the products. In addition, very experienced ophthalmic industry executives have been appointed in all major markets. These two activities have taken longer than expected but are now translating into very positive results in the marketplace.

For the half year, the Company incurred a consolidated net loss before write downs of $9.19 million. The Devices Division recorded a loss of $3.97 million, reflecting the development of infrastructure described earlier. The Immunology Division recorded a loss of $1.98 million, and corporate costs amounted to $3.24 million. The result reflects the significant increase in staffing costs in the US, lower than anticipated sales in the Devices Division, ongoing costs of the development of the immunology project and certain one-off costs of a legal and professional consulting nature.

As required, the Company has also reviewed the carrying value of all assets. In particular, in accordance with the relevant accounting standards and Norwood's previously stated policy in respect of capitalised research and development, the Company has recognised a write down of $19.58 million relating to previously capitalised research & development costs associated with drug-delivery devices. This is a one-off charge against profits.

As a result of the foregoing events and market developments, the Company has reviewed targets for the Devices Division. The current expectation is that estimated sales previously advised for financial year 2005 are likely to be achieved for calendar year 2005. The Company maintains its advice that it expects the Devices Division to be cash flow positive and profitable on a month by month basis by the end of calendar year 2005.

Norwood Abbey Ltd has continued to require new funding, as it moves into commercialisation of products. A private placement to an Australian investor raised $2.5 million in January 2005. Prior to December 31 2004, CIBA Vision Inc., vendor of the EyeCare assets, converted part of a debt to equity, taking four million shares as consideration. The Company may seek further equity as its program to increase US investor support continues.

Norwood Immunology Ltd continues to apply funds raised in its 2004 IPO to the clinical trials program, working with its commercial partner TAP Pharmaceuticals and managing its patent portfolio. This 85%-owned subsidiary is regarded by the Board and investors as a prime asset of the Norwood Abbey. It is still firmly controlled by Norwood Abbey and the Board of the Company will strive to retain this control.

For further information please contact:

www.norwoodabbey.com

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
+613-9782-7333

Michael Kotowicz
RADAR Investor Relations
+612-8256-3333

NORWOOD ABBEY LIMITED

RESULTS FOR ANNOUNCEMENT TO THE MARKET

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Percentage change		$'000
Revenue from ordinary activities	up	2,514%	to	2,405
Loss from ordinary activities after tax attributable to members	up	338%	to	28,136
Profit (loss) from extraordinary items after tax attributable to members		gain(loss) of		NIL
Net loss for the period attributable to members	up	338%	to	25,136

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 31 Dec 04	As at 31 Dec 03
Net Tangible Assets Per Security	$0.05	$0.22

Brief explanation of the figures reported above:

Earning per share for the half-year ended 31 December 2004 is a loss $0.17 (31 December 2003 a loss $0.05).
For further explanation of the reported figures see the attached financial statements and Directors declaration, which has been subject to review by Norwood Abbey Limited independent auditors.

Norwood Abbey Limited and its Controlled Entities

ACN 085 162 456

FINANCIAL REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2004

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the financial report for the half-year ended 31 December 2004. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the half-year are:

Non-Executive Directors

Mr. R.S. Lewis

Mrs. E. Wyatt

Dr. I. Hunter

Mr. R. Zahn

Mr. D. Ryan

Mr. J. Jefferis

Executive Directors

Mr. P.J. Hansen

The above named directors held office during and since the end of the half-year except for:

- Mr. D. Ryan – retired by rotation 15 October 2004
- Mr. J. Jefferis – resigned 15 October 2004
- Mrs. E. Wyatt – appointed 30 September 2004
- Mr. I. Hunter – appointed 30 September 2004
- Mr. R. Zahn – appointed 30 September 2004

Review of Operations

A review of operations of the consolidated entity during the half-year and the results of these operations are set out in the attached results announcement.

Dividends

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

Auditors' Declaration of Independence

A copy of the auditors' declaration under section 307C in relation to the review for the half-year is included at page 3.

Rounding Off of Amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.306 of the Corporations Act 2001.

On behalf of the directors



....

Mr. R.S. Lewis
Director
Melbourne, 28 February 2005.

Deloitte

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

The Board of Directors
Norwood Abbey Limited
63 Wells Road
CHELSEA HEIGHTS VIC 3196

28 February 2005

Dear Board Members

Norwood Abbey Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Norwood Abbey Limited ("NAL").

As lead audit partner for the review of the financial statements of NAL for the half-year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely



DELOITTE TOUCHE TOHMATSU



CCA Mottershead
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

Deloitte

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF NORWOOD ABBEY LIMITED

Scope

We have reviewed the financial report of Norwood Abbey Limited for the half-year ended 31 December 2004 as set out on pages 5 to 17. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year, comprising Norwood Immunology Limited, Norwood Immunology Holdings Pty Ltd, Norwood Immunology Inc, Norwood Abbey Inc, Electrospect Inc, Spectral Biosystems Inc, Eliza Inc, Norwood Eyecare and Sightrate B.V. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Norwood Abbey Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



DELOITTE TOUCHE TOHMATSU



CCA Mottershead
Partner
Chartered Accountants
28 February 2005

NORWOOD ABBEY LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the directors



....

Mr. R.S. Lewis
Director

Melbourne, 28 February 2005

NORWOOD ABBEY LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		Half-Year Ended 31 Dec 04 $'000	Half-Year Ended 31 Dec 03 $'000
Revenue from ordinary activities		2,405	92
Expenses from ordinary activities		(10,965)	(6,610)
Write-down of research and development costs	2	(19,585)	-
Borrowing costs		(304)	(6)
Loss From Ordinary Activities Before Income Tax Expense		(28,449)	(6,524)
Income tax expense relating to ordinary activities		-	-
Net Loss		(28,449)	(6,524)
Net loss attributable to outside equity interest		313	105
Net loss attributable to members of the parent entity		(28,136)	(6,419)
Total Changes In Contributed Equity other Than Those Resulting From Transactions With Owners As Owners		(28,136)	(6,419)
Earnings Per Share			
Basic (cents per share)		(17.21)	(0.05)
Diluted (cents per share)		(17.21)	(0.05)

Notes to the financial statements are included on pages 9 to 17.

NORWOOD ABBEY LIMITED

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 04 $'000	30 June 04 $'000
CURRENT ASSETS			
Cash assets		8,231	23,294
Receivables	6	1,275	1,570
Inventories	7	3,895	3,106
Other	8	327	469
TOTAL CURRENT ASSETS		13,728	28,439
NON-CURRENT ASSETS			
Other financial assets	9	6	6
Plant and equipment	10	1,398	1,291
Intangibles	11	26,322	23,907
Other	12	5,435	23,395
TOTAL NON-CURRENT ASSETS		33,161	48,599
TOTAL ASSETS		46,889	77,038
CURRENT LIABILITIES			
Payables	13	3,957	5,642
Interest-bearing liabilities	14	7,730	7,298
Provisions	15	475	358
TOTAL CURRENT LIABILITIES		12,162	13,298
NON-CURRENT LIABILITIES			
Interest-bearing liabilities	16	250	5,881
Provisions	17	90	139
TOTAL NON-CURRENT LIABILITIES		340	6,020
TOTAL LIABILITIES		12,502	19,318
NET ASSETS		34,387	57,720
EQUITY			
Contributed equity	18	101,318	95,725
Accumulated losses	19	(69,181)	(42,283)
Capital reserve	20	-	(57)
Parent entity interest		32,137	53,385
Outside equity interest	21	2,250	4,335
TOTAL EQUITY		34,387	57,720

Notes to the financial statements are included on pages 9 to 17 .

NORWOOD ABBEY LIMITED

STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	Half-Year Ended 31 Dec 04 $'000 Inflows (Outflows)	Half-Year Ended 31 Dec 03 $'000 Inflows (Outflows)
Cash Flows From Operating Activities		
Receipts from customers	1,149	37
Payments to suppliers and employees	(11,301)	(5,765)
Interest received	355	90
Interest paid	(326)	(6)
Other revenue	53	2
Net cash used in operating activities	(10,070)	(5,642)
Cash Flows From Investing Activities		
Payment for acquisition of plant and equipment	(345)	(162)
Payment for acquisition of intangible assets	(806)	(1,506)
Research and development costs paid	(1,505)	(2,725)
Payment for additional investment in controlled entities	(139)	-
Net cash (used in) investing activities	(2,795)	(4,393)
Cash Flows From Financing Activities		
Proceeds from borrowings – lease	200	-
Repayment of borrowings – lease	(39)	(19)
Repayment of borrowings – notes	(1,323)	-
Payment of share issue costs	(1,036)	(150)
Proceeds from issue of shares	-	14,387
Net cash (used in)/provided by financing activities	(2,198)	14,218
Net Increase/(Decrease) In Cash Held	(15,063)	4,183
Cash at beginning of the half-year	23,294	6,255
Cash At The End Of The Half-Year	8,231	10,438

Notes to the financial statements are included on pages 9 to 17.

1. BASIS OF PREPARATION

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001, Accounting Standards and AASB 1029 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2004 annual financial report.

Significant Accounting Policies

The accounting policies adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the 2004 annual financial report.

2. SIGNIFICANT TRANSACTIONS

Write off of Non-current assets

Deferred Research & Development costs

The company's accounting policy relating to research and development costs states that costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable. Any deferred research and development costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable beyond reasonable doubt, they are written-off as an expense in the statement of financial performance.

In assessing the carrying value at 31 December 2004, the Directors have taken into account existing cashflow performance, uncertainty in timing of revenue and expected cash flows generated from overall operations after research and development expenditure. As a result the company has written off research and development costs previously capitalised. This has resulted in a pre tax charge to the statement of financial performance of $ 19,585,000.

Notes Payable

The company reported at 30 June 2004 total Notes Payable of $ 13,038,000 relating to the asset purchase agreement entered into with CIBA Vision in April 2004. At 31 December 2004 the agreement had been revised following discussions with CIBA Vision. Under the terms of the revised agreement the Company issued CIBA Vision with 4 million fully paid ordinary shares in Norwood Abbey Limited at $0.63 per share. These shares were issued on 31 December 2004, in two tranches of 2 million shares each, with one tranche escrowed for 6 months from the date of issue and the second tranche escrowed for 9 months from the date of issue.
The original agreement required the balance of US$ 8 million to be paid in two instalments on December 31, 2004 and December 31, 2005 respectively.

The revised agreement has moved the payments into calendar year 2005 and are payable as follows:

- March 31, 2005 USD 1 million
- June 30, 2005 USD 1 million
- September 30, 2005 USD 1 million
- December 31, 2005 USD 3 million

In addition the revised agreement provides for further downward revisions to the payment schedules in line with any increases in the share price over the next twelve months, relative to the share price at December 31, 2004.

2. SIGNIFICANT TRANSACTIONS (cont'd)

Equity

During the half-year ended 31 December 2004, Norwood Abbey Ltd increased its shareholding and option holding in Norwood Immunology Ltd through an off-market transaction. Norwood Abbey acquired 3,200,000 shares and 320,000 options at a consideration of 38 pence per share and zero per option. The consideration was satisfied by the issue of 4,000,000 Norwood Abbey Ltd shares at a price of $0.78. As at 31 December 2004 Norwood Abbey Ltd held approximately 86% of the issued shares of Norwood Immunology Ltd. Norwood Abbey Ltd believes that the opportunity to increase its shareholding, acquired on favourable terms, is in the best interests of the company. This transaction has lead to the recognition of goodwill arising on consolidation.

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is amortised on a straight line basis over a period of 10 years.

3. CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last Annual Report date.

4. SUBSEQUENT EVENTS

On 17 January, 2005 the entity received $2,520,000 relating to the issue of 4 million fully paid ordinary shares on 18 January 2005 at $0.63 per share as part of a private placement. As part of this placement in addition to the 4 million fully paid ordinary shares, the company issued 4 million options exercisable immediately at $0.84 and expiring on September 30, 2006.

There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial periods.

5. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS OF IFRS

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards ('IFRS') as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and Urgent Issues Group Consensus Views ('Australian GAAP'). The differences between Australian GAAP and Australian Equivalents to IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. This summary should not be taken as an exhaustive list of all the differences between Australian GAAP and Australian Equivalents to IFRS ("A-IFRS").

The consolidated entity has not quantified the effect of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with A-IFRS.

The potential impacts on the consolidated entity's financial performance and financial position on the adoption of A-IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 nor for the half-year ended 31 December 2004.

5. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS OF IFRS (cont'd)

The company has commenced a project to achieve transition to A-IFRS reporting beginning with the half-year ended 31 December 2005. While no decision has yet been made as to the policy alternatives to be applied or the extent to which it will affect the consolidated entity, the directors of Norwood Abbey Limited have identified the following as being the key accounting policy differences expected to arise on transitioning to A-IFRS:

Share-based payment

Share-based compensation forms part of the remuneration of employees of the consolidated entity (including executives) as disclosed in the notes to the financial statements. The consolidated entity does not recognise an expense for any share-based compensation granted. Under A-IFRS, the consolidated entity will be required to recognise an expense for such share-based compensation.

Research and development

Research and development costs are deferred to the extent that they are expected, beyond any reasonable doubt, to be recoverable. Under A-IFRS, research costs will no longer be permitted to be deferred and will be immediately expensed. While development costs may still be deferred, more stringent recognition requirements apply. Accordingly, opening retained earnings will be decreased to the extent of any deferred research costs and any development costs that may need to be written off. On an ongoing basis, the effect of the change is that it may be more difficult to capitalise such costs, resulting in a lower net asset balance sheet position as compared to current Australian GAAP, and creating volatility in the profit and loss as more costs will have to be expensed as incurred.

Property, plant and equipment

On transition to A-IFRS, the entity has several options in the determination of the cost of each tangible asset, and can also elect to use the cost or fair value basis for the measurement of each class of property, plant and equipment after transition. At the date of this report, the entity has not decided which option and measurement basis will be adopted and the likely impacts therefore cannot be determined.

Impairment of assets

Non-current assets are written down to recoverable amount when the asset's carrying amount exceeds recoverable amount. Historically, although not mandated, Norwood Abbey Limited has not discounted cash flows in determining the recoverable amount of its non-current assets.

Under A-IFRS, both current and non-current assets, including property, plant and equipment previously excluded as they were measured on a fair value basis, are tested for impairment. In addition, A-IFRS has a more prescriptive impairment test, and requires discounted cash flows to used where value in use is used to assess recoverable amount. Consequently, on adoption of A-IFRS, a further impairment of certain assets may need to be recognised, thereby decreasing the opening retained earnings and the carrying amount of assets – the consolidated entity has not yet determined the impact of the change in accounting policy for future financial reports, as any impairment or reversal will be affected by future conditions.

Income tax

The consolidated entity currently recognises deferred taxes by accounting for the differences between accounting profits and taxable income, which give rise to 'permanent' and 'timing' differences. Under A-IFRS, deferred taxes are measured by reference to the 'temporary differences' determined as the difference between the carrying amount and the tax base of assets and liabilities recognised in the balance sheet.

The consolidated entity has carried forward tax losses which have not been recognised as deferred tax assets as they do not satisfy the 'virtually certain' criteria under current Australian GAAP (refer note 4(b) of the annual report). Under A-IFRS, it may be easier to recognise these tax losses as deferred tax assets as they are recognised based on a 'probable' recognition criteria.

5. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS OF IFRS (cont'd)

Business combinations

Historically, the acquisition of an entity or operation is accounted for under the purchase method of accounting by the legal acquirer. Where consolidated accounts are prepared, the assets and liabilities purchased are initially recognised at their fair values in the consolidated accounts.

Under A-IFRS, the purchase method of accounting must be applied where there is a business combination, however, not all acquisitions will qualify as a business combination, and as such the purchase method of accounting for these acquisitions will no longer be appropriate. In addition, the legal acquirer may not be the 'acquirer' per A-IFRS, and the consolidated accounts may consequently reflect the fair values of the legal acquirer's assets and liabilities rather than the fair value of the assets and liabilities of the entity legally acquired.

Furthermore, there are a number of recognition and measurement differences that result in relation to assets and liabilities acquired in a business combination, particularly in relation to intangible assets and restructuring provisions. Acquired contingent liabilities must also be recognised at their fair values where acquired in a business combination.

The impact of these changes in accounting policy on first-time adoption will depend on whether the consolidated entity will elect to adopt the exemption available to it to not reopen past acquisitions and retrospectively account for them. On an ongoing basis, this change in policy may significantly affect the profit and loss and balance sheet, as the accounting going forward significantly differs from the manner in which such transactions are treated under current Australian GAAP.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	CONSOLIDATED	
	31 Dec 04 $'000	30 June 04 $'000
6. CURRENT RECEIVABLES		
Trade receivables	1,102	1,400
Goods and services tax (GST) recoverable	93	130
Interest receivable	3	8
Other receivables	77	32
	1,275	1,570
7. CURRENT INVENTORIES		
Raw materials – at cost	1,070	881
Work in progress – at cost	442	71
Finished goods – at cost	2,383	2,154
	3,895	3,106
8. OTHER CURRENT ASSETS		
Prepayments	327	469
9. OTHER NON-CURRENT FINANCIAL ASSETS		
At cost:		
Shares and options	6	6

10. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2004	169	2,428	243	2,840
Additions	-	109	187	296
Disposals	-	(13)	(135)	(148)
Balance at 31 December 2004	169	2,524	295	2,988
Accumulated Depreciation/Amortisation				
Balance at 30 June 2004	(169)	(1,275)	(105)	(1,549)
Disposals	-	13	108	121
Depreciation expense	-	(142)	(20)	(162)
Balance at 31 December 2004	(169)	(1,404)	(17)	(1,590)
Net Book Value				
As at 30 June 2004	-	1,153	138	1,291
As at 31 December 2004	-	1,120	278	1,398

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	CONSOLIDATED	
	31 Dec 04 $'000	30 June 04 $'000
11. INTANGIBLES		
Goodwill	2,802	-
Accumulated amortisation	(70)	-
	2,732	-
Intellectual property at cost (i)	-	600
Licence fees at costs	850	850
Patents at cost	8,005	7,030
Patents at cost on acquisition	22,434	22,434
Accumulated amortisation	(7,699)	(7,007)
	22,740	22,457
	26,322	23,907

(i) During the financial period ended 31 December 2004, this amount was reclassified as deferred research and development costs.

	31 Dec 04 $'000	30 June 04 $'000
12. OTHER NON-CURRENT ASSETS		
Deferred research and development costs	5,435	23,395
Accumulated amortisation	-	-
	5,435	23,395
Research and development costs incurred for the period	1,703	4,280
13. CURRENT PAYABLES		
Trade payables	2,259	3,083
Accrued payables	1,698	2,559
	3,957	5,642
14. CURRENT INTEREST-BEARING LIABILITIES		
Secured:		
Notes payable	7,691	7,243
Finance lease liability	39	55
	7,730	7,298
15. CURRENT PROVISIONS		
Employee benefits	377	260
Surplus lease space	98	98
	475	358
Number of Employees		
Number of employees at the end of the period	41	28

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	CONSOLIDATED	
	31 Dec 04 $'000	30 June 04 $'000

16. NON-CURRENT INTEREST BEARING LIABILITIES

	31 Dec 04 $'000	30 June 04 $'000
Secured:		
Notes payable	-	5,795
Finance lease liability	250	86
	250	5,881

17. NON-CURRENT PROVISIONS

	31 Dec 04 $'000	30 June 04 $'000
Surplus lease space	90	139

18. CONTRIBUTED EQUITY

	31 Dec 04 $'000	30 June 04 $'000
Fully paid ordinary shares		
165,041,408 fully paid ordinary shares (30 June 2004: 161,041,403)	91,291	85,651
Other		
Gain arising on issue of shares by subsidiary to outside shareholders	10,027	10,074
	101,318	95,725

Fully paid ordinary shares carry one vote per share and carry the right to dividend.

Movements in fully paid ordinary shares	31 Dec 04 $'000
Balance at beginning of the period	85,651
Issue of shares for asset acquisition	3,120
Issue of shares for payment of debt	2,520
Share issue costs	-
Balance at end of the half-year	91,291

19. ACCUMULATED LOSSES

	31 Dec 04 $'000	30 June 04 $'000
Balance at beginning of financial year	(42,283)	(27,362)
Transfer of accumulated losses to outside equity interests	1,295	
Transfer from capital reserve	(57)	
Net loss	(28,136)	(14,921)
Dividends provided or paid	-	-
Balance at end of financial year	(69,181)	(42,283)

	CONSOLIDATED	
	31 Dec 04 $'000	30 June 04 $'000
20. RESERVES		
Capital	-	(57)
Capital Reserve		
Balance at the beginning of the period	(57)	(57)
Transfer of capital reserve to accumulated losses	57	-
Balance at the end of the half-year	-	(57)
21. OUTSIDE EQUITY INTEREST		
Outside equity interests in controlled entities comprises:		
Contributed equity	3,630	4,705
Accumulated losses	(1,380)	-
	2,250	4,335

22. SEGMENT INFORMATION

Segment information has been prepared and is presented in accordance with revised Accounting Standard 1005 'Segment Reporting'.

Segment Revenues

	External Sales 6 months to 31 December		Inter-segment 6 months to 31 December		Other 6 months to 31 December		Total 6 months to 31 December	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Devices Division	879	-	-	-	1,415	-	2,294	-
Immunology Division	-	-	-	-	177	-	177	-
Other	-	-	-	-	-	-	-	-
Total of all segments	879	-	-	-	1,592	-	2,471	-
Eliminations							-	-
Unallocated							(66)	92
Consolidated							2,405	92

22. SEGMENT INFORMATION (cont'd)

Segment results

	31 December	
	2004 $'000	2003 $'000
Devices Division	(23,556)	(1,991)
Immunology Division	(1,981)	(1,943)
Total of all segments	(25,537)	(3,934)
Eliminations	330	375
Unallocated	(3,242)	(2,965)
Loss from ordinary activities before income tax expense	(28,449)	(6,524)
Income tax expense relating to ordinary activities	-	-
Net Loss	(28,449)	(6,524)

23. DIVIDENDS

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.